FORM 15
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.
Commission File Number: 333-91014-01
TREASURE ISLAND ROYALTY TRUST
(Exact Name of Registrant as Specified in Its Charter)

Texas	02-6148888
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

U.S. Bank National Association As Trustee of the Treasure Island Royalty Trust Corporate Trust Services 5555 San Felipe, 11th Floor Mail Code: EX-TX-WSFH Houston, Texas	77056 (Zip Code)
(Address of Principal Executive Offices)

(713) 235-9208 (Registrant’s Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: None
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-3(b)(1)(i)	☐	Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 156
     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 30, 2008	By:	/s/ RONDA PARMAN
Ronda Parman
Vice President U.S. Bank National Association